Filed pursuant to Rule 433

Registration No. 333-158277

June 9, 2009

Final Term Sheet

USD 3,000,000,000 4.875% Global Notes due 2019

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 3,000,000,000

Denomination:	USD 1,000

Maturity:	June 17, 2019

Redemption Amount:	100%

Interest Rate:	4.875% per annum, payable semi-annually in arrears

Date of Pricing:	June 9, 2009

Closing Date:	June 17, 2009

Interest Payment Dates:	June 17 and December 17 in each year

Currency of Payments:	USD

Price to Public/Issue Price:	99.703%

Underwriting Commissions:	0.20%

Proceeds to Issuer:	99.503%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law /Jurisdiction:	German law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769DJ06

CUSIP:	500769DJ0

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:	AAA by Standard & Poor’s Ratings Services, Aaa by Moody’s Investors Service Limited and AAA by Fitch Ratings Limited.[1]

Lead Managers	Barclays Capital Citi Goldman Sachs International

Co-Lead Managers	BNP PARIBAS
Credit Suisse
Deutsche Bank
HSBC
J.P. Morgan
Morgan Stanley
Nomura Securities
RBC Capital Markets
The Royal Bank of Scotland
TD Securities

Stabilization Manager:	Barclays Bank PLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link http://www.sec.gov/Archives/edgar/data/821533/000119312509072074/d424b3.htm . KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312509072068/d424b3.htm . Alternatively, Barclays Bank PLC will arrange to send you the prospectus, which you may request by calling toll-free: +1 (888) 227-2275, Ext. 2663.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.